ArcelorMittal to increase stake in China Oriental

Luxembourg/Hong Kong, 13 December 2007 - ArcelorMittal (ArcelorMittal S.A.) (“ArcelorMittal”), the world’s largest steel company, today announces that it had entered into a shareholders’ agreement with the controlling shareholders Note 1 (the “Controlling Shareholders”) of China Oriental Group Company Limited (“China Oriental” or the “Company”, stock code: 581) (the “Shareholders’ Agreement”), which will enable ArcelorMittal to eventually raise its equity stake in the Company to 73.13 per cent.

The Shareholders’ Agreement is a significant step forward for ArcelorMittal’s strategy of strengthening its presence in the Chinese market. It follows the announcement on 6 December 2007 that ArcelorMittal and China Oriental had entered into a Business Cooperation Agreement. The key terms of the Business Cooperation Agreement will take effect upon the Shareholders’ Agreement becoming unconditional.

Under that agreement, ArcelorMittal will share technologies, technical expertise and know-how with the aim of transforming the Company and its subsidiaries (the “Group”) into a leading producer of heavy sections in the People’s Republic of China (the “PRC”). ArcelorMittal will also assist the Group in sourcing iron ore and coal.

The Shareholders’ Agreement will enable ArcelorMittal to become the majority shareholder of China Oriental by purchasing the Controlling Shareholders’ existing 45 per cent stake in the Company over an agreed period of time. This transaction is subject to anti-trust clearance by the Ministry of Commerce and the State Administration for Industry and Commerce of the PRC.

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Note 1	Mr. Han, Wellbeing and Chingford, who hold 1,320,302,849 Shares in aggregate, representing approximately 45.11% of the issued share capital of the Company as at 13 December 2007.

In line with the Takeovers Code, ArcelorMittal will make a general offer for China Oriental shares not owned by it and the Controlling Shareholders at a share offer price of HK$6.12 (which represents the price at which ArcelorMittal acquired a 28 per cent stake in China Oriental from Ms Chen Ningning in November 2007) plus an amount of between HK$0.235 and HK$0.706 per share, being the cash consideration for a put option granted by ArcelorMittal to the Controlling Shareholders for sale of China Oriental shares, which was not granted to other shareholders. The maximum consideration payable by ArcelorMittal will be approximately HK$6 billion (assuming full acceptance of the offer, and the exercise of all outstanding share options).

ArcelorMittal intends to maintain China Oriental’s listing status after the close of the offer.

Commenting, Mr. Lakshmi Mittal, President and Chief Executive Officer of ArcelorMittal said: “Strengthening our position in the fast growing PRC market is one of the important elements in ArcelorMittal’s strategy. The purchase of a 28 per cent stake in China Oriental earlier and the signing of the Shareholders’ Agreement allow ArcelorMittal to be better positioned to participate in the attractive growth of the PRC construction steel market and to develop China Oriental into a leading producer of heavy sections, focusing on leadership, quality and sustainability. “

He added: "Part of ArcelorMittal's growth over the years has been through strategic acquisitions and subsequently creating value through active management of the companies acquired. I am confident that our agreements will be further examples of how ArcelorMittal adds value through the transfer of technology and technical know-how, training, financial management, mergers and acquisitions, supply chain management and marketing as well as sustainable and resource efficient production."

Mr Han Jingyuan, Chairman and Chief Executive Officer of China Oriental said: “We are delighted to have the world's leading steel company as our strategic partner. We look forward to working with ArcelorMittal closely to further enhance the operations of our company.”

ArcelorMittal’s existing investments in China’s steel industry include an about 29 per cent interest in Hunan Valin Steel Tube and Wire Company Limited and a 12 per cent interest in the Baosteel- Nippon Steel / ArcelorMittal Automotive Sheet joint Venture.

Shareholders’ Agreement

The Shareholders’ Agreement entered into between the Controlling Shareholders and ArcelorMittal on 9 November 2007 includes a First Call Option, a Put Option and a Second Call option. Pursuant to the agreement, within a 12-month period commencing 18 months after the Shareholders’ Agreement becomes unconditional, ArcelorMittal can exercise the First Call Option to acquire shares from the Controlling Shareholders to increase its total equity interest in China Oriental to 50.1 per cent at an exercise price of no less than HK$6.12 per share. Within a 36-month period from the completion of the sale and purchase of the First Call Option Shares, the Controlling Shareholders can exercise the Put Option to sell to ArcelorMittal all or part of their remaining shares in China Oriental. During a 12-month period after the expiry of the Put Option, ArcelorMittal can exercise a Second Call Option to purchase the remaining shares of the Controlling Shareholders. Following the completion of the exercise of the First Call Option, and the Put Option and/or the Second Call Option (as the case may be) ArcelorMittal will hold 73.13 per cent of the issued share capital in the Company.

The Shareholders’ Agreement is conditional upon ArcelorMittal obtaining the requisite anti-trust clearance from the Ministry of Commerce and the State Administration for Industry and Commerce of the PRC in respect of each of the First Call Option, the Put Option and the Second Call Option.

Business Cooperation Agreement

Under the Business Cooperation Agreement between ArcelorMittal and the Company, for so long as ArcelorMittal is interested in 25 per cent or more of the issued shares in China Oriental, it shall provide certain technologies, technical expertise, mergers and acquisitions expertise, financial and funds management expertise, and assistance in exploring overseas marketing opportunities to the Company for its development in steel manufacturing. ArcelorMittal will also source a fixed minimum quantity of iron ore per annum to be sold to China Oriental, provide assistance in the sourcing of coking coal and contribute to capital requirements of the Company. The key terms of the Business Cooperation Agreement will take effect upon the Shareholders’ Agreement becoming unconditional.

Shareholding of China Oriental as of 13 December 2007

The Controlling Shareholders (including Wellbeing Holdings Limited and Chingford Holdings Limited which are respectively majority and solely owned by Mr Han Jingyuan, Chairman and Chief Executive Officer of China Oriental), currently own approximately 1,320 million China Oriental shares, which represents an approximate 45 per cent equity interest in the Company.

Mittal Steel Holdings AG, a wholly owned subsidiary of ArcelorMittal, purchased approximately 820 million China Oriental shares, or an approximate 28 per cent equity interest in the Company, from Smart Triumph Corporation and Ms. Chen Ningning for a total consideration of HK$5.02 billion on 8 November 2007, which resulted in ArcelorMittal becoming China Oriental’s second largest shareholder.

About China Oriental

Listed on the main board of the Hong Kong Stock Exchange on 2 March 2004, the Company is one of the PRC’s most efficient iron and steel producers. China Oriental’s production plant is located in Hebei Province, which has one of the richest iron ore reserves in the PRC. China Oriental has also invested in GuangDong FoShan JinXi JinLan Cold Rolled Sheets Co., Ltd., which mainly produces cold rolled sheets and galvanized sheets. The Group’s products are mainly sold to downstream iron and steel manufacturers in northern PRC. In addition, the Group further processes its billets and strips into downstream steel products primarily for use in the construction and machinery manufacturing industries. To diversify its product mix and achieve business integration, China Oriental also produces other downstream products such as cold rolled sheets, galvanised sheets and H-section steel.

Contact:	Shiu Ka Yue/ Lorna Wong
Tel:	2801 6239,9029-1865/ 9086-8623

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billion, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

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